September 24, 2009
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WRITER’S DIRECT LINE
414.297.5596
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CLIENT/MATTER NUMBER
034855-0101

Via EDGAR System and Overnight Mail

Ms. Kimberly A. Browning U.S. Securities and Exchange Commission Division of Investment Management Washington, D.C. 20549

Re:	Lotsoff Capital Management Investment Trust (Investment Company Act
File No. 811-21422)
Preliminary Proxy Statement on Schedule 14A
Filed September 11, 2009

Dear Ms. Browning:

On behalf of our client, Lotsoff Capital Management Investment Trust and its series, the Lotsoff Capital Management Micro Cap Fund (the “Fund”), set forth below are the Fund’s responses to oral comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the Preliminary Proxy Statement referenced above (the “Proxy Statement”).  The comments were provided by Kimberly Browning, at (202) 551-6974 or browningk@sec.gov, on September 21, 2009.  The numbered items set forth below repeat (in bold italics) the comments of the Staff reflected in their oral comments, and following such comments are the Fund’s responses (in regular type).

If you would like to discuss the responses, you may contact Peter D. Fetzer at (414) 297-5596.  As appropriate, the Fund has amended the Proxy Statement in response to these comments, and marked the Proxy Statement to reflect changes to the original Proxy Statement.  In addition, under separate cover, the Fund is providing you marked copies of the amendments to expedite your review.

General Comment

1.      In connection with responding to the comments of the Staff, please provide, in writing, a statement from the Fund acknowledging that:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;

•
Staff comments or changes to disclosure in response to Staff comments in the Proxy Statement reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Proxy Statement, and

BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN DIEGO/DEL MAR SAN FRANCISCO SHANGHAI	SILICON VALLEY TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

Ms. Kimberly A. Browning
U.S. Securities and Exchange Commission
September 24, 2009

•	the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:  We acknowledge on behalf of the Fund that (1) the Fund, through its officers and directors, are responsible for the adequacy and accuracy of the disclosure in the Proxy Statement; (2) Staff comments or changes to disclosure in response to Staff comments in the Proxy Statement reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Registration Statements; and (3) the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Proxy Statement

2.      We note the disclosure related to the transaction resulting in a change of control of the Fund’s investment adviser.  Please revise the disclosure to indicate the consideration paid in the transaction.

Response:  There was no consideration paid in the transaction.  However, the former principals of the investment adviser are entitled to preferential distributions from the cash flow of the investment adviser.  The Fund has revised the Proxy Statement to reflect this as follows:

“Lotsoff Capital Management (the “Adviser”), an Illinois limited liability company and the current investment adviser to the Fund, previously had two classes of ownership, consisting of voting and non-voting shares.  Seymour N. Lotsoff, Mark S. Levey and Stephen K. Bossu owned 92% of the voting shares while Joseph N. Pappo and Donald W. Reid owned 100% of the non-voting shares.  Pursuant to a restructuring of the Adviser’s capital structure, three share classes were created, a new voting class of shares and two classes of non-voting shares, and control of the Adviser was transferred from Messrs. Lotsoff, Levey and Bossu to Messrs. Pappo and Reid (the “Transaction”).

The Transaction was effective on September 1, 2009, resulting in Messrs. Pappo and Reid owning approximately 57% of the authorized new Class A voting shares of the Adviser, and Messrs. Lotsoff, Levey and Bossu owning no voting shares of the Adviser and 92% of the new Class B and Class C non-voting shares of the Adviser.  The remaining 43% of the Class A voting shares of the Adviser have been distributed to key employees of the Adviser.  Those employees owning over 5% of the Class A voting shares are Joseph N. Pappo 28.4%, Donald W. Reid 28.4%, Gary R. Lisk 7%, Allison J. Brink 7% and Margaret M. Baer 5.5%.

No consideration was paid in connection with the Transaction.  However, for a set period of time, the Class B and Class C members are entitled to preferential distributions from the cash flow of the Adviser.”

Ms. Kimberly A. Browning
U.S. Securities and Exchange Commission
September 24, 2009

3.      We note the disclosure related to the new investment advisory agreement.  Please indicate in the Proxy Statement whether there are any material differences between the prior agreement and the new agreement.  Also, indicate whether there are any material differences in the investment adviser’s obligations under the new agreement.

Response:  The Fund notes that there are no material differences between the prior investment advisory agreement and the new investment advisory agreement, nor are there any material differences in the investment adviser’s obligations under the new investment advisory agreement.  The Fund has revised the Proxy Statement to reflect this as follows:

“In accordance with Rule 15a-4 of the 1940 Act, under the terms of the Interim Agreement, if the shareholders of the Trust fail to approve a new investment advisory agreement within 150 days after the effective date of the Interim Agreement, the Interim Agreement will terminate and the Trust’s Board of Trustees will have to consider alternate arrangements in respect of the management of the Fund’s assets.  Accordingly, on August 20, 2009, the Trust’s Board of Trustees approved a new investment advisory agreement between the Trust, on behalf of the Fund, and the Adviser and is seeking shareholder approval of the new investment advisory agreement (see Proposal 1).  There are no material differences between the new investment advisory agreement and the prior investment advisory agreement, nor are there any material differences in the investment adviser’s obligations under the new agreement.”

4.      Please revise the disclosure related to revoking proxies to make it clear how proxies voted by telephone or via the Internet may be revoked.

Response:  The Fund has revised the Proxy Statement to reflect this request as follows:

“Whether you vote in person, by mail, by telephone or via the Internet, you may revoke your proxy at any time before it is exercised by giving the Trust’s Secretary written notice of your revocation, by submitting a subsequent proxy (the subsequent proxy may be submitted by mail, by telephone or via the Internet) or by voting in person at the Special Meeting.  Your attendance at the Special Meeting does not automatically revoke your proxy.”

5.      Please revise the disclosure to provide information about The Altman Group, Inc.

Response:  The Fund has revised the Proxy Statement to reflect this request as follows:

“A representative of The Altman Group, Inc., a third-party proxy solicitation firm, will tabulate the votes and act as the inspector of election.”

Ms. Kimberly A. Browning
U.S. Securities and Exchange Commission
September 24, 2009

6.      Please revise the disclosure to indicate whether the Board of Trustees determined whether an unfair burden will be imposed on the Fund as a result of the transaction.  Also indicate whether the determination was made with the advice of counsel.

Response:  The Fund has revised the Proxy Statement to reflect this request as follows:

“Section 15(f) of the 1940 Act provides that an investment adviser of a registered investment company (such as the Adviser) or an affiliated person of such investment adviser may receive any amount or benefit in connection with a sale of any interest in such investment adviser that results in an “assignment” of an advisory agreement (which is the case with respect to the current investment advisory agreement between the Trust, on behalf of the Fund, and the Adviser) if the following two conditions are satisfied: (1) for a period of three years after such assignment, at least 75% of the board of trustees of the investment company cannot be “interested persons” (as defined in the 1940 Act) of the new investment adviser or its predecessor; and (2) no “unfair burden” (as defined in the 1940 Act) may be imposed on the investment company as a result of the assignment or any express or implied terms, conditions or understandings applicable to the transaction.  The Fund will use its reasonable efforts to comply with the requirements of Section 15(f), and to assure that for a period of three years following consummation of the Transaction at least 75% of the members of the Board are not “interested persons” of the Adviser.  With respect to the other condition, the Board of Trustees has, with the advice of counsel, determined that none of the arrangements related to the Transaction involves the imposition of an unfair burden on the Fund.”

7.      We note the disclosure related to the approval of the new investment advisory agreement and the reference to the reports comparing the expense ratio and advisory fee paid by the Fund to those paid by other comparable mutual funds.  Please revise this disclosure to identify who prepared the reports.

Response:  The Fund has revised the Proxy Statement to reflect this request as follows:

“The Board reviewed reports prepared by the Fund’s administrator comparing the expense ratio and advisory fee paid by the Fund to those paid by other comparable mutual funds and concluded that the advisory fees paid by the Fund and the expense ratio of the Fund was in the range of comparable mutual funds.  The Board also reviewed a report indicating that the Adviser was not realizing economies of scale that would make breakpoints appropriate in its management of the Fund and was unlikely to do so in the future.”

Ms. Kimberly A. Browning
U.S. Securities and Exchange Commission
September 24, 2009

8.      Please attach the form of the new investment advisory agreement to the Proxy Statement.

Response:  As requested, the Fund will attach the new investment advisory agreement to the Proxy Statement.

* * *

Very truly yours,
/s/ Peter D. Fetzer

Peter D. Fetzer